UNIONBANC INVESTMENT SERVICES, LLC

Schedule G

COMPUTATION OF NET CAPITAL
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2018

Total member's equity from statement of financial condition	$ 135,546,961
NONALLOWABLE ASSETS	
Cash held with Parent	3,484,088
Fees and commissions receivable	2,509,612
Other	1,691,910
Total	7,685,609
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	127,861,351
HAIRCUTS ON SECURITIES	276,517
NET CAPITAL	127,584,834
MINIMUM NET CAPITAL REQUIRED (2% of aggregate debit items or $250,000, if greater)	250,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 127,334,834

There were no material differences between the above computation and the Company's corresponding unaudited December 31, 2018 Form X-17A-5, Part IIA FOCUS report filed on January 24, 2019.